First Internet Bancorp

11201 USA Parkway

Fishers, Indiana 46037

October 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             First Internet Bancorp

Registration Statement on Form S-3

File No. 333-234082

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Internet Bancorp (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 11, 2019, or as soon thereafter as possible.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Joshua L. Colburn of Faegre Baker Daniels LLP, counsel to the Company, at +1 (612) 766-8946, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FIRST INTERNET BANCORP

/s/ Kenneth J. Lovik
Kenneth J. Lovik
Executive Vice President and Chief Financial Officer